

Mail Stop 3561

June 11, 2010

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

>   **Re: Energroup Holdings Corporation**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed June 4, 2010**
>   **File No. 333-149171**

Dear Mr. Huashan:

        We have reviewed your responses to the comments in our letter dated May 24, 2010 and have the following additional comments.

Form S-1-A filed June 4, 2010

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Please revise to include a comparative analysis for the three months ended March 31, 2010 pursuant to Item 303(B) of Regulation S-K as specified by Item 11(h) of Form S-1.

Notes to Consolidated Financial Statements
As of March 31, 2010
Note 2: Summary of Significant Accounting Policies
(O) Revenue Recognition, page Q-12

2. We note your response to prior comment 13. It appears to us that the revision indicated in the response has not been made in the filing. Please revise or remove here the last sentence in this policy regarding the increase in receivables after March 2008 as it no longer appears to be relevant, and conform your Form 10-Q accordingly.

Form 10-K for the Year Ended December 31, 2009

3. Please note to file the amended Form 10-K in EDGAR which reflects the changes made in response to all comment letters issued in connection with your current Form S-1 filing, as appropriate, prior to any effectiveness of the Form S-1 filing.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies, page 9Note 4: Accounts Receivable, page 16

4. Refer to your response to prior comment 15. Please include disclosure consistent with your response in the MD&A analysis for the three months ended March 31, 2010 that is to be included in the Form S-1 filing as indicated in the comment above.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Sources of Liquidity, page 44

5. Refer to your response to prior comment number 17. Please revise the Form S-1 filing in the MD&A analysis for the three months ended March 31, 2010 indicated in the comment above for the associated disclosure.

General

6. Please note to file in EDGAR the amended Form 10-Q indicated in your response dated June 3, 2010 prior to any effectiveness of your current Form S-1 filing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307, Doug Jones at (202) 551-3309, or the undersigned at (202) 551-3380 if you have questions.

Sincerely,

Lyn Shenk
Branch Chief

cc: Via Facsimile (212) 407-4990
        Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP